Exhibit 99.1

INDIVIOR PLC

SHARE REPURCHASE PROGRAM

WEEKLY REPORT

December 17, 2024

INDIVIOR PLC ("Indivior") announces that it purchased for cancellation a total of 209,363 of its ordinary shares of $0.50 each through Morgan Stanley & Co. International Plc in the period from December 9, 2024, up to and including December 13, 2024, in connection with its $100m Share Repurchase Program. Aggregated information on the purchase of these shares can be found in the table below.

Following the purchase and cancellation of the above shares (including those purchased but not yet settled), Indivior has 125,272,162 ordinary shares of $0.50 each with voting rights in issue. There are no shares held in treasury.

The above figure (125,272,162) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, Indivior under the FCA's Disclosure Guidance and Transparency Rules.

All repurchases by Indivior are "On Exchange" transactions (as such term is defined in the rules of the London Stock Exchange) and "on market" for the purposes of the Companies Act 2006.

Aggregated information

Trading Date	Trading Venue	Aggregated daily volume (number of shares)	Daily weighted average purchase price of the shares (p)
09/12/2024	LSE	19,525	878.19
09/12/2024	BATE	5,381	883.02
09/12/2024	CHIX	15,866	880.25
09/12/2024	AQUIS	2,821	883.28
10/12/2024	LSE	14,697	902.98
10/12/2024	BATE	7,741	903.50
10/12/2024	CHIX	17,167	904.68
10/12/2024	AQUIS	2,130	902.19
11/12/2024	LSE	17,899	902.09
11/12/2024	BATE	7,102	901.26
11/12/2024	CHIX	14,222	902.16
11/12/2024	AQUIS	2,115	902.79
12/12/2024	LSE	20,108	913.34
12/12/2024	BATE	5,390	912.06
12/12/2024	CHIX	14,875	913.04
12/12/2024	AQUIS	1,469	913.25
13/12/2024	LSE	17,288	910.92
13/12/2024	BATE	2,114	911.81
13/12/2024	CHIX	20,155	912.01
13/12/2024	AQUIS	1,298	911.57

Transaction details

In accordance with Article 5(1)(b) of the assimilated Market Abuse Regulation (EU) No 596/2014, as it forms part of Retained EU Law as defined in the European Union (Withdrawal) Act 2018 and Commission Delegated Regulation (EU) 2016/1052, a full breakdown of the individual purchases of ordinary shares made by Morgan Stanley & Co. International Plc on behalf of Indivior during the above period as part of the Share Repurchase Program can be found at www.indivior.com/en/investors/shareholder-information/share-repurchase-program.

Indivior PLC's Legal Entity Identifier code is 213800V3NCQTY7IED471.

Contact:
Jason Thompson
Vice President, Investor Relations
1-804-402-7123